UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

HUMACYTE, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
44486Q 103
(CUSIP Number)

Laura E. Niklason
Brady W. Dougan
c/o Humacyte, Inc.
2525 E NC Highway 54
Durham, North Carolina 27713
(919) 313-9633

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44486Q 103			Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Laura E. Niklason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 6,007,745 (1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 6,007,745 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,007,745 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
_______________________
(1)Consists of (i) 243,851 shares of the Issuer’s common stock held by Dr. Niklason, (ii) 1,148,240 shares of the Issuer’s common stock held by The Niklason Living Trust, of which Dr. Niklason is the sole trustee, (iii) 2,328,653 shares of the Issuer’s common stock subject to options exercisable within 60 days of November 18, 2024 held by Dr. Niklason, (iv) 510,161 shares of the Issuer’s common stock held by Mr. Dougan, (v) 45,956 shares of the Issuer’s common stock subject to options exercisable within 60 days of November 18, 2024 held by Mr. Dougan, and (vi) 1,730,884 shares of the Issuer’s common stock held by Ayabudge LLC. Dr. Niklason is married to Mr. Dougan and Mr. Dougan has sole voting and dispositive power over the shares held by Ayabudge LLC. By virtue of these relationships, Dr. Niklason may be deemed to share beneficial ownership of the securities held of record by Mr. Dougan and Ayabudge LLC.
(2)Based upon 128,668,484 shares of the Issuer’s Common Stock outstanding, which includes 125,859,496 shares outstanding as of November 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2024, and 2,808,988 shares issued on November 15, 2024 in a registered offering of the Issuer (the “Equity Offering”), as reported in the Issuer’s prospectus supplement dated November 13, 2024 (the “Prospectus Supplement”) filed with the SEC on November 14, 2024.

CUSIP No. 44486Q 103			Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Brady W. Dougan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 6,007,745 (1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 6,007,745 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,007,745 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
_______________________
(1)Consists of (i) 510,161 shares of the Issuer’s common stock held by Mr. Dougan, (ii) 45,956 shares of the Issuer’s common stock subject to options exercisable within 60 days of November 18, 2024 held by Mr. Dougan, (iii) 243,851 shares of the Issuer’s common stock held by Dr. Niklason, (iv) 1,148,240 shares of the Issuer’s common stock held by The Niklason Living Trust, of which Dr. Niklason is the sole trustee, (v) 2,328,653 shares of the Issuer’s common stock subject to options exercisable within 60 days of November 18, 2024 held by Dr. Niklason and (vi) 1,730,884 shares of the Issuer’s common stock held by Ayabudge LLC. Mr. Dougan is married to Dr. Niklason and Mr. Dougan has sole voting and dispositive power over the shares held by Ayabudge LLC. By virtue of these relationships, Mr. Dougan may be deemed to share beneficial ownership of the securities held of record by Dr. Niklason, The Niklason Living Trust and Ayabudge LLC.
(2)Based upon 128,668,484 shares of the Issuer’s Common Stock outstanding, which includes 125,859,496 shares outstanding as of November 1, 2024, as reported in the Form 10-Q filed with the SEC on November 8, 2024, and 2,808,988 shares issued on November 15, 2024 in the Equity Offering, as reported in the Prospectus Supplement filed with the SEC on November 14, 2024.

CUSIP No. 44486Q 103	Page 4 of 6 Pages
This Amendment No. 9 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Humacyte, Inc. (the “Issuer”), filed by Laura E. Niklason (“Dr. Niklason”) and Brady W. Dougan (“Mr. Dougan” and, together with Dr. Niklason, the “Reporting Persons”) on November 20, 2024 (such statement, as amended herein the “Schedule 13D”), amends the Schedule 13D as set forth below. As set forth below, as a result of the transactions described herein, on November 19, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock. The filing of this Amendment No. 9 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 9, items in the Schedule 13D remain unchanged.
Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:
On September 9, 2024 Ayabudge LLC (“Ayabudge”) sold 157,704 shares of Common Stock in the open market at a weighted average price of $5.42 per share for an aggregate sale price of approximately $855,000 (excluding commissions).
On September 10, 2024 Ayabudge sold 288,674 shares of Common Stock in the open market at a weighted average price of $5.23 per share for an aggregate sale price of approximately $1,511,000 (excluding commissions).
On November 18, 2024 Ayabudge sold 811,172 shares of Common Stock in the open market at a weighted average price of $4.44 per share for an aggregate sale price of approximately $3,604,000 (excluding commissions).
On November 19, 2024 Ayabudge sold 427,459 shares of Common Stock in the open market at a weighted average price of $4.34 per share for an aggregate sale price of approximately $1,854,000 (excluding commissions).
On November 19, 2024 Dr. Niklason purchased 1,797 shares of Common Stock in the open market at a weighted average price of $4.44 per share for an aggregate purchase price of approximately $8,000 (excluding commissions). Dr. Niklason used personal funds for such acquisition.
On November 20, 2024 Ayabudge sold 261,369 shares of Common Stock in the open market at a weighted average price of $4.40 per share for an aggregate sale price of approximately $1,149,000 (excluding commissions).
Mr. Dougan used the proceeds of the sales by Ayabudge to pay down leverage while providing a mechanism for the purchasers to acquire shares at a time that the Issuer was not conducting a financing transaction. Dr. Niklason is treated as indirectly beneficially owning the shares of Common Stock sold. However, no shares of Common Stock directly owned by Dr. Niklason were sold in these transactions.
Item 5.    Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in full as follows:
(a)-(b)
Number of shares of Common Stock beneficially owned:

Laura E. Niklason, M.D., Ph.D.	6,007,745 shares
Brady W. Dougan	6,007,745 shares

CUSIP No. 44486Q 103	Page 5 of 6 Pages
Percent of class:

Laura E. Niklason, M.D., Ph.D.	4.6%
Brady W. Dougan	4.6%
The percentage ownership was calculated based upon 128,668,484 shares of the Issuer’s Common Stock outstanding, which includes 125,859,496 shares of the Issuer’s Common Stock outstanding as of November 1, 2024, as reported in the Form 10-Q filed with the SEC on November 8, 2024 and 2,808,988 shares issued on November 15, 2024 in the Equity Offering, as reported in the Prospectus Supplement filed with the SEC on November 14, 2024.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Laura E. Niklason, M.D., Ph.D.	0 shares
Brady W. Dougan	0 shares

(ii)	Shared power to vote or to direct the vote:

Laura E. Niklason, M.D., Ph.D.	6,007,745 shares
Brady W. Dougan	6,007,745 shares

(iii)	Sole power to dispose or to direct the disposition of:

Laura E. Niklason, M.D., Ph.D.	0 shares
Brady W. Dougan	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Laura E. Niklason, M.D., Ph.D.	6,007,745 shares
Brady W. Dougan	6,007,745 shares

(c)    Except as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty (60) days.
(d)    Not applicable.
(e)    As a result of the transactions described herein, on November 19, 2024 each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock. The filing of this Amendment No. 9 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

CUSIP No. 44486Q 103	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 2024	Laura E. Niklason

	By:	/s/ Laura E. Niklason by Dale A. Sander as Attorney-in-Fact

Date: November 20, 2024	Brady W. Dougan

	By:	/s/ Brady W. Dougan by Dale A. Sander as Attorney-in-Fact